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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A
                                (Amendment No. 4)

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                        ALLIED Life Financial Corporation
                            (Name of Subject Company)

                        ALLIED Life Financial Corporation
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   019 246 107
                      (CUSIP Number of Class of Securities)

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                               WENDELL P. CROSSER
                          Vice President and Treasurer
                        ALLIED Life Financial Corporation
                                701 Fifth Avenue
                           Des Moines, Iowa 50391-2003
                                 (515) 280-4211
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                       on behalf of the person(s) filing)

                                 With copies to:

  GEORGE T. OLESON, ESQ.                               RICHARD G. CLEMENS, ESQ.
  Vice President and Corporate Counsel                 Sidley & Austin
  ALLIED Life Financial Corporation                    One First National Plaza
  701 Fifth Avenue                                     Chicago, Illinois 60603
  Des Moines, Iowa 50391-2003                          (312) 853-7000
  (515) 280-4211


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         This amendment amends and supplements the Solicitation/ Recommendation
Statement on Schedule 14D-9 (as from time to time amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on June 10, 1998 by ALLIED Life Financial Corporation, an Iowa corporation (the "Company"), with respect to the tender offer by Nationwide Life Acquisition Corporation, an Ohio corporation (the "Purchaser") and a wholly owned subsidiary of Nationwide Mutual Insurance Company, an Ohio mutual insurance Company ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 10, 1998 (as may be amended from time to time, the "Schedule 14D-1"), to purchase all of the outstanding shares (the "Shares") of the common stock, no par value, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1998 and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings specified in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of the subsection entitled "Insurance Law Matters":

                  On September 11, 1998, Parent received regulatory approval from the Iowa Insurance Commissioner for Parent's acquisition of control of the Company. On September 23, 1998, Parent received regulatory approval from the Ohio Insurance Commissioner for the Mutual Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 37.                Company Press Release dated September 14, 1998.

Exhibit 38.                Company Employee Communication dated September
                           23, 1998, relating to certain aspects of the Offer and Merger.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 28, 1998


                                             ALLIED LIFE FINANCIAL CORPORATION



                                             By:
                                                Wendell P. Crosser
                                                Vice President and Treasurer